UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2026

Scott G. Davis
Chief Executive Officer
Ekso Bionics Holdings, Inc.
101 Glacier Point, Suite A
San Rafael , California 94901

Re: Ekso Bionics Holdings, Inc.
Revised Preliminary Information Statement
Filed March 31, 2026
File No. 001-37854

Dear Scott G. Davis:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2026 letter.

Revised Preliminary Information Statement

Certain Financial Forecasts – Important Information Concerning Cloud Management Forecasts, page 45

1. We note your disclosure that the projections are based on assumptions made by Cloud with respect to market size, market share, customer demand, competition and pricing for Cloud's products, and other relevant factors. Please revise to disclose the specific material assumptions underlying the projections, quantifying where applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Austin March